Exhibit 99.2

VOTE BY INTERNET Go to https : //ts . vstocktransfer . com/pxlogin and log in using the below control number . Voting will be open until 11 : 59 p . m . , Eastern Time, April 10 , 2025 . CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE AT THE MEETING If you would like to vote in person, please attend the General Meeting of Shareholders be held at Unit 709 , 7 /F . , Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong, on April 14 , 2025 , at 10 : 30 a . m . , local time . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. General Meeting of Shareholders Proxy Card - Click Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. 1. By a resolution of members : to change the maximum number of shares the Company is authorized to issue from 500 , 000 , 000 shares of one class of US $ 0 . 0001 par value (the “Ordinary Shares”) to 500 , 000 , 000 shares with no par value each divided into 450 , 000 , 000 class A ordinary shares with no par value each (the “Class A Ordinary Shares”) ; 50 , 000 , 000 class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re - designating and re - classifying (the “Share Redesignation”, and such proposal, the “Creation of A Dual Class Structure Proposal”) : i. All the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 9 , 811 , 400 Ordinary Shares held by Circuit Delight Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis ; ii. The 9 , 811 , 400 authorized and issued and outstanding Ordinary Shares held by Circuit Delight Limited into 9 , 811 , 400 Class B Ordinary Shares, conferring the holder thereof twenty (20) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association of the Company to be adopted by the shareholders of the Company at the Meeting on a one for one basis ; and iii. The remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis . FOR AGAINST ABSTAIN 2. By a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in the form attached as Exhibit 99 . 4 filed as part of the Form 6 - K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Amended M&A ; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment” and such proposal, the “M&A Amendment Proposal”) . FOR AGAINST ABSTAIN 3. By a resolutions of members, to approve the 2025 Equity Incentive Plan and the Hong Kong Sub - Plan (the “Equity Incentive Plan Proposal”) . FOR AGAINST ABSTAIN 4. By a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1) - for - twenty (20) and not more than one (1) - for - thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved ; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”) . AGAINST ABSTAIN (PROPOSALS CONTINUED AND TO BE SIGNED ON REVERSE) FOR

Click Holdings Limited GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 14, 2025 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 5. By a resolution of members, to approve that subject to and conditional upon the passing of proposal 4 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved ; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company ; and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A ; and (ii) update the register of members of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”) . FOR AGAINST ABSTAIN 6. By a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5 (the “Adjournment Proposal”) . FOR AGAINST ABSTAIN To transact such other matters as may properly come before the Special Meeting or any adjournment postponement thereof. Signature Signature, if held jointly Date Note : This proxy must be signed exactly as the name appears hereon . When shares are held jointly, each holder should sign . When signing as executor, administrator, attorney, trustee or guardian, please give full title as such . If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such . If signer is a partnership, please sign in partnership name by an authorized person . To change the address on your account, please check the box at right and indicate your new address . * SPECIMEN * AC : ACCT 999 90 . 00